AMERICAN EDUCATION CENTER INC.

17 Battery Place, Suite 300

New York, NY, 10004

(212) 825-0437

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission	May 11, 2015

Division of Corporation Finance

Washington, D.C. 20549

Re:	American Education Center, Inc. Registration Statement on Form S-1 File No. 333-201029

Dear Mr. Spirgel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, American Education Center, Inc.   ( the “Company”)") respectfully requests that the Securities and Exchange Commission (the "Commission") take such action as may be necessary and proper in order that Amendment No. 2 to the Registration Statement on Form S-1 (Registration No. 333-201029) (the "Registration Statement") be declared effective at 10:00 a.m. (Washington D.C. time), on May 14, 2015, or as soon thereafter as practicable.

In connection with the foregoing request to accelerate the effectiveness of the Registration Statement, the Company acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	The Company may not assert Staff Comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Yue Cao, Esq. at (212)-209-3894 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,
/s/ Hinman Au Hinman Au Chief Executive Officer